Exhibit 99.1

NaaS Technology Inc. Announces Engagement of Ernst & Young Hua Ming LLP

as the Company’s Independent Registered Public Accounting Firm

BEIJING, China, October 28, 2022 – NaaS Technology Inc. (NASDAQ: NAAS) (the “Company”), one of the largest and fastest-growing electric vehicle charging service providers in China, today announced that the audit committee of its board of directors and the board of directors have approved the engagement of Ernst & Young Hua Ming LLP (“EY”) as the Company’s independent registered public accounting firm, effective since October 28, 2022, replacing Centurion ZD CPA & Co. (“Centurion”). EY has been engaged by the Company to audit the consolidated financial statements of the Company as of and for the fiscal year ending December 31, 2022.

As previously announced, the merger transaction between RISE Education Cayman Ltd (“RISE”), the Company’s predecessor, and Dada Auto Inc. (“Dada”) was completed on June 10, 2022. Upon the completion of such transaction, Dada became a wholly-owned subsidiary of the Company, and the Company assumed and began conducting the principal business of Dada. As a result, the issuer’s auditor was changed from BDO China Shu Lun Pan Certified Public Accountants LLP, RISE’s auditor prior to the completion of the transaction, to Centurion, Dada’s auditor at the time.

About NaaS Technology Inc.

NaaS Technology Inc. is one of the largest and fastest growing EV charging service providers in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. NaaS provides one-stop services to charging pile manufacturers and operators, OEMs, companies with their own delivery fleets as well as fleet operators, with online, offline, and non-electric services covering the whole value chain across the EV sector. As of 2021, NaaS had connected 290,000 chargers, with an annual charging capacity of over 1,200 Gigawatt hours, accounting for about 18% of China's public charging market and eliminating 900,000 tons of carbon emissions annually. On June 13, 2022, the American depositary shares of the Company started trading on NASDAQ under the stock code NAAS.

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Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:

Investor Relations

NaaS Technology Inc.

Email: ir@enaas.com

Media inquiries:

E-mail: pr@enaas.com

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